Exhibit 99.1

Yirendai Reports Fourth Quarter and Full Year 2015 Financial Results

BEIJING, March 9, 2016 – Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2015.

For the fourth quarter of 2015, Yirendai facilitated US$509.7 million of loans to qualified individual borrowers on its online marketplace, and recognized total net revenue of US$71.1 million and net income of US$13.0 million. For the full year of 2015, Yirendai facilitated US$1.5 billion of loans to qualified individual borrowers on its online marketplace, recognized total net revenue of US$209.1 million and net income of US$43.8 million.

	Quarter Ended December 31			Fiscal Year Ended December 31
in US$ million	2015	2014	Change	2015	2014	Change
Amount of Loans Facilitated	509.7	176.4	189%	1,494.0	350.6	326%
Total Fees Billed (non-GAAP)	121.9	18.8	549%	342.9	31.9	975%
Total Net Revenue	71.1	18.8	279%	209.1	31.9	556%
EBITDA (non-GAAP)	19.8	6.5	206%	64.1	(4.3)	N/A
Net Income/(Loss)	13.0	6.4	103%	43.8	(4.5)	N/A

“We are pleased to report our first quarter financial results as a public company with loan origination volumes increasing by over 300% from the past financial year,” commented Mr. Ning Tang, Executive Chairman of Yirendai. “We maintained our risk management discipline and continued to invest in our online marketplace during the quarter. I am excited about the tremendous business opportunities that China’s consumer finance market will offer over the next five to ten years. We are committed to delivering more value and a greater user experience to our customers. 2016 is going to be another strong year, and we believe that we are well positioned to enhance our business growth, capture market opportunities and further strengthen our industry-leading position.”

“We are entering 2016 with strong growth momentum as we execute our strategy of sustainable and disciplined growth,” said Ms. Yihan Fang, CEO of Yirendai. “We are aggressively investing in risk management, product development, mobile technology, process automation and big data analytics to further strengthen our credit underwriting and risk management capabilities that enable our long-term sustainable growth.”

Fourth Quarter Financial Results

Total amount of loans facilitated in the fourth quarter of 2015 was US$509.7 million, increased by 189% from US$176.4 million in the same period of 2014.

Total fees billed in the fourth quarter of 2015 were US$121.9 million, increased by 549% from US$18.8 million in the same period of 2014. The significant increase was primarily due to the substantial increase in the volume of loans facilitated through the Company’s marketplace and the expansion of its product portfolio.

1 / 9

Total net revenue in the fourth quarter of 2015 was US$71.1 million, increased by 279% from US$18.8 million in the same period of 2014. The significant increase was primarily due to the substantial increase in the volume of loans facilitated through the Company’s marketplace and the expansion of its product portfolio.

Operating costs and expenses in the fourth quarter of 2015 were US$51.5 million, compared to US$12.3 million in the same period of 2014, primarily attributable to the increase in sales and marketing expenses for customer acquisition.

EBITDA (non-GAAP) in the fourth quarter of 2015 was US$19.8 million, increased by 206% from US$6.5 million in the same period of 2014.

Net income in the fourth quarter of 2015 was US$13.0 million, increased by 103% from US$6.4 million in the same period of 2014.

Basic and diluted income per share in the fourth quarter of 2015 was US$0.13, increased by 98% from US$0.06 in the same period of 2014.

Basic and diluted income per ADS in the fourth quarter of 2015 was US$0.25, increased by 98% from US$0.13 in the same period of 2014.

As of December 31, 2015, cash & cash equivalents excluding risk reserve fund balance was US$130.6 million, significantly increased from US$0.22 million as of the end of 2014.

Net cash generated from operating activities in the fourth quarter of 2015 was US$31.5 million, compared to net cash used in operating activities of US$11.2 million in the same period of 2014.

Risk Reserve Fund. In the fourth quarter of 2015, Yirendai set aside in the risk reserve fund an amount equal to 7% of the loans facilitated through its marketplace during the period, and made payments in a total amount of US$11.3 million out of the risk reserve fund to pay out the outstanding principal and accrued interest of default loans. As of December 31, 2015, restricted cash balance associated with the risk reserve fund was US$70.0 million.

Delinquency rates. As of December 31, 2015, the overall delinquency rate for loans that are 15 – 89 days past due was 1.3%, decreased from 1.4% as of September 30, 2015.

Charge off rates. As of December 31, 2015, the charge-off rates for Grade A, B, C, and D loans originated in 2015 were 2.4%, 1.3%, 1.7% and 1.4%, respectively; and increased from 1.7%, 0.4%, 0.8% and 0.9% as of September 30, 2015.

2 / 9

Other Operating Metrics and Business Results

•	As of December 31, 2015, Yirendai had facilitated US$1.89 billion of loans on the Yirendai online marketplace since its inception in 2012.
•	As of December 31, 2015, total principal of outstanding loans was US$1,421.6 million, increased from US$335.5 million as of the end of 2014.
•	In the fourth quarter of 2015, the Yirendai platform facilitated loans for 177,501 investors, 100% of whom were acquired from online channels, with annual returns ranging from 6.6% to 11.25%.
•	In the fourth quarter of 2015, the Yirendai platform facilitated loans for 48,072 borrowers, 53% of whom were acquired from online channels; 32.5% of the loans were facilitated through its mobile application.
•	In the fourth quarter of 2015, loans made to Grade A, B, C, and D borrowers represented 5%, 3%, 7% and 85% of the Company’s product portfolio, respectively.

Recent Business Development

•	As part of its strategy to diversify and expand investor base from individual to institutional investors, Yirendai has leveraged its online marketplace to facilitate loan products with asset-backed securities structure for a trust in a total principal amount of RMB250 million.
•	In January 2016, Yirendai appointed Ms. Chaomei Chen, former Chief Risk Officer of LendingClub, as a member of its Advisory Committee. Ms. Chen provides strategic advice and insight to Yirendai’s senior management team on a broad range of issues including risk management, credit analysis, technology and business operations.
•	In February 2016, Yirendai entered into a framework agreement with Zheshang Bank to cooperate on microloan and consumer financing services.

Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

First Quarter 2016

•	Total loans facilitated will be in the range of US$450 million to US$460 million
•	Total net revenue will be in the range of US$60 million to US$65 million
•	EBITDA (non-GAAP) in the range of US$15 million to US$16 million

Full Year 2016

•	Total loans facilitated will be in the range of US$2,800 million to US$2,900 million
•	Total net revenue will be in the range of US$400 million to US$410 million
•	EBITDA (non-GAAP) will be in the range of US$100 million to US$105 million

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP financial measures, fees billed and EBITDA, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

3 / 9

Currency Conversion

Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. With respect to amounts not recorded in the Company’s consolidated financial statements elsewhere in this press release, all translations from Renminbi to U.S. dollars were made at RMB6.4778 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call

Yirendai will host a conference call to discuss about its fourth quarter and full year 2015 financial results at 8:00 AM Eastern Standard Time (EST) on March 10, 2016, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

International:	1-412-902-4272
U.S. Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Conference ID:	Yirendai

A replay of the conference call will be available until March 17, 2016 by dialing:

International:	1-412-317-0088
U.S. Toll Free:	1-877-344-7529
Replay Access Code:	10082039

A live and archived webcast of the conference call will be available on Yirendai’s website at yirendai.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

4 / 9

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading online consumer finance marketplace in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Matthew Li

Director of Investor Relations

Email: ir@yirendai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86 (0) 10-59001548

E-mail: carnell@christensenir.com

5 / 9

In U.S.

Ms. Linda Bergkamp

Phone: +1 (480) 614-3004
Email: lbergkamp@ChristensenIR.com

6 / 9

Unaudited Condensed Consolidated Statement of Operations

 (in US$ thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended		For the Full Year Ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Net revenue:
Loan facilitation services	18,411	68,669	31,317	203,501
Post-origination services	288	1,990	405	4,311
Others	72	454	171	1,276
Total net revenue	18,771	71,113	31,893	209,088
Operating costs and expenses:
Sales and marketing	6,619	38,306	22,354	108,197
Origination and servicing	1,314	6,104	3,541	15,549
General and administrative	4,416	7,088	10,490	21,821
Total operating costs and expenses	12,349	51,498	36,385	145,567
Interest income	-	493	-	763
Income/(loss) before provision for income taxes	6,422	20,108	(4,492)	64,284
Income tax expense	5	7,061	5	20,456
Net income/(loss)	6,417	13,047	(4,497)	43,828
Net income margin	34.2%	18.3%	-14.1%	21.0%

Weighted average number of ordinary shares used in computing basic and diluted net income/(loss) per share	100,000,000	102,586,957	100,000,000	100,652,055
Basic and diluted income/(loss) per share	0.0642	0.1272	(0.0450)	0.4354
Basic and diluted income/(loss) per ADS	0.1284	0.2544	(0.0900)	0.8708

Unaudited Condensed Consolidated Balance Sheet
Cash and cash equivalents	222	130,641	222	130,641
Restricted cash	-	74,724	-	74,724
Loans at fair value	-	34,164	-	34,164
Other assets	64,603	98,607	64,603	98,607
Total assets	64,825	338,136	64,825	338,136
Liabilities from risk reserve fund guarantee	-	84,354	-	84,354
Payable to fund at fair value	-	39,049	-	39,049
Other liabilities	28,813	63,906	28,813	63,906
Total liabilities	28,813	187,309	28,813	187,309
Total equity	36,012	150,827	36,012	150,827

Summary Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(11,178)	29,535	(36,846)	63,546
Net cash used in investing activities	(101)	(30,946)	(580)	(44,979)
Net cash provided by financing activities	11,474	113,642	37,650	113,652
Effect of foreign exchange rate changes	27	(1,451)	(2)	(1,800)
Net increase in cash and cash equivalents	222	110,780	222	130,419
Cash and cash equivalents, beginning of period	-	19,861	-	222
Cash and cash equivalents, end of period	222	130,641	222	130,641

7 / 9

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in US$ thousands, except for number of  borrowers, number of investors and percentages)

	For the Full Year Ended		For the Three Months Ended
	December 31, 2014	December 31, 2015	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Operating Highlights:
Amount of loans facilitated	350,645	1,494,010	176,422	255,015	327,896	401,428	509,671
Loans generated from online channels	140,978	492,613	79,071	96,264	90,969	130,075	175,305
Loans generated from offline channels	209,667	1,001,397	97,351	158,751	236,927	271,353	334,366
Fees billed	31,893	342,862	18,771	50,005	77,461	93,499	121,897
Outstanding loan principal	335,523	1,421,590	335,522	541,032	812,723	1,081,205	1,421,590
Number of borrowers	39,344	146,390	20,998	27,581	34,568	36,493	48,072
Borrowers from online channels	20,422	74,000	11,656	15,072	15,319	18,299	25,506
Borrowers from offline channels	18,922	72,390	9,342	12,509	19,249	18,194	22,566
Number of investors	34,527	326,055	22,833	25,124	44,000	144,107	177,501
Investors from online channels	25,093	317,051	17,232	21,015	38,399	143,607	177,501
Investors from offline channels	9,434	9,004	5,601	4,109	5,601	500	-
EBITDA	(4,307)	64,100	6,486	6,000	17,957	20,296	19,847
EBITDA margin	-14%	31%	35%	20%	36%	34%	28%

Reconciliation of Net Revenues
Fees billed:
Transaction fees billed to borrowers	33,196	346,922	19,516	51,233	79,210	94,285	122,194
Service fees billed to investors	429	15,569	305	1,281	2,791	4,232	7,265
Others	181	1,351	76	117	261	492	481
VAT	(1,913)	(20,980)	(1,126)	(2,626)	(4,801)	(5,510)	(8,043)
Total fees billed	31,893	342,862	18,771	50,005	77,461	93,499	121,897
Stand-ready liabilities associated with risk reserve fund	-	(108,592)	-	(18,193)	(23,506)	(28,395)	(38,498)
Deferred revenue	-	(18,700)	-	(1,953)	(2,218)	(2,937)	(11,592)
Cash incentives	-	(12,885)	-	(1,149)	(3,878)	(4,415)	(3,443)
VAT	-	6,403	-	982	1,456	1,216	2,749
Net revenues	31,893	209,088	18,771	29,692	49,315	58,968	71,113

Reconciliation of EBITDA
Net (loss)/income	(4,497)	43,828	6,417	4,420	12,884	13,477	13,047
Interest income	-	(763)	-	(11)	(29)	(230)	(493)
Income tax expense	5	20,456	5	1,507	4,989	6,899	7,061
Depreciation and amortization	185	579	64	84	113	150	232
EBITDA	(4,307)	64,100	6,486	6,000	17,957	20,296	19,847

8 / 9

Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%

Net Charge-Off Rate
Loan issued period	Pricing grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of December 31, 2015	Total Net Charge-Off Rate as of December 31, 2015
		(in RMB thousands)	(in RMB thousands)
2013	A	258,322	23,268	9.0%
	B	-	-	-
	C	-	-	-
	D	-	-	-
	Total	258,322	23,268	9.0%
2014	A	1,917,542	88,345	4.6%
	B	303,030	13,287	4.4%
	C	-	-	-
	D	7,989	465	5.8%
	Total	2,228,561	102,097	4.6%
2015	A	873,995	20,962	2.4%
	B	419,630	5,274	1.3%
	C	557,414	9,494	1.7%
	D	7,706,575	106,986	1.4%
	Total	9,557,613	142,716	1.5%

9 / 9